Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

August 6, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Jason Drory
Ibolya Ignat
Irene Paik
Kevin Vaughn

Re:	Babylon Holdings Limited

Registration Statement on Form F-4

Filed July 2, 2021

File No. 333-257694

Ladies and Gentlemen:

On behalf of our client, Babylon Holdings Limited (the “Company”), we submit this letter in response to the comments contained in the letter dated July 30, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Registration Statement on Form F-4 as filed by the Company on July 2, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 2”). For the Staff’s reference, we have included both a clean copy of Submission No. 2 and a copy marked to show all changes from the version filed on July 2, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page number of Submission No. 2.

Registration Statement on Form F-4

1. With reference to your disclosure on page 39 regarding the ownership and voting power of all parties, including Alkuri public stockholders, in the combined company upon completion of the Business Combination, please provide such information on the Cover Page, Questions and Answers, Summary, page 109, and throughout the registration statement where you discuss the merger consideration.

Response to Comment 1:

The Company has revised the disclosure on the cover of the prospectus and pages viii, ix, 4, 115 and 143 of Submission No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 6, 2021

Questions and Answers about the Business Combination and the Special Meeting

2. Please add a question and answer highlighting any material differences in the rights of security holders as a result of your dual class structure.

Response to Comment 2:

The Company has revised the disclosure on page viii of Submission No. 2 to address the Staff’s comment.

Q: I am an Alkuri Warrant holder. Why am I receiving this proxy statement/prospectus?

3. Please highlight the material risks to public warrant holders here, including the fact that Babylon may be able to redeem the warrants under certain scenarios. In addition, consider including a cross-reference to your risk factor disclosure on page 40.

Response to Comment 3:

The Company has revised the disclosure on page viii of Submission No. 2 to address the Staff’s comment.

Q: What will happen to Alkuri’s securities upon consummation of the Business Combination?

4. Please revise your disclosure here to clarify how Alkuri’s units will be treated upon consummation of the Business Combination.

Response to Comment 4:

The Company has revised the disclosure on page viii of Submission No. 2 to address the Staff’s comment.

Q: What interests do the Sponsor and the current officers and directors of Alkuri have in the Business Combination?

5. We note disclosure here and elsewhere, including in your risk factors, regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired 8,625,000 founder shares (or an approximately 20% stake) for approximately $0.003 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. In addition, please revise the disclosure to quantify the return they will receive on their initial investment. Please make similar revisions in your Prospectus Summary and elsewhere in your registration statement, as applicable. For guidance, refer to CF Disclosure Guidance: Topic No. 11.

Response to Comment 5:

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August 6, 2021

The Company has revised the disclosure on pages xiii, 9 and 41 of Submission No. 2 to address the Staff’s comment.

6. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the Alkuri’s officers and directors, if material. In addition, please disclose the Sponsor Earnout Shares here.

Response to Comment 6:

The Company has revised the disclosure on pages xiii, 9, 40 and 41 of Submission No. 2 to address the Staff’s comment. With respect to the aggregate dollar amount that the Sponsor and its affiliates hold and the nature of the risk, pages xiii, 9 and 41 of the Registration Statement set forth the market value of the Sponsor Shares and Private Placement Warrants, outstanding unpaid reimbursable expenses, the nature of non-reimbursable expenses and loans outstanding.

Earnout

7. With reference to Section 1.08 of the Merger Agreement, please revise your disclosure to clarify that the Sponsor and Founder upon Closing will become the legal and beneficial owners of the Earnout Shares but will be subject to transfer restrictions until Babylon’s share price meets certain milestones. Please also disclose that as a result, the Sponsor and Founder will be able to vote these Earnout Shares and any dividends or other distributions paid with respect to such Earnout Shares will be held by Babylon until such milestones are met.

Response to Comment 7:

The Company has revised the cover of the prospectus and page 3 of Submission No. 2 to address the Staff’s comment.

The Alkuri Board’s Reasons for the Business Combination Large market opportunity

8. We note your disclosure here and elsewhere in the registration statement that Babylon Holdings has “deployed its technology in 16 countries and actively provides clinical services in three.” Please identify here the material countries in which you have deployed the technology and identify all three countries where you actively provide clinical services.

Response to Comment 8:

The Company has revised the disclosure on pages 5 and 124 of Submission No. 2 to address the Staff’s comment.

Disruptors

9. We note your disclosure here that, ‘Babylon Holdings’ publicly traded peers in both integrated care and telemedicine are growing on average at roughly 40% per year, while Babylon Holdings is growing in a manner consistent with a true technology disruptor, with over 300% growth in each of the past two years.” Please revise your disclosure to clarify the metric used to measure “growth” and provide your basis for the claim.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 9:

The Company has revised the disclosure on pages 5 and 124 of Submission No. 2 to address the Staff’s comment.

Fees and Expenses

10. Please quantify here the estimated fees and expenses associated with the Business Combination.

Response to Comment 10:

The Company has revised the disclosure on pages 8 and 127 of Submission No. 2 to address the Staff’s comment.

Description of the Business Combination

11. Please disclose the material terms of your agreement with Higi granting you the option to purchase the remaining shares of Higi and file the agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response to Comment 11:

The Company has revised the disclosure on pages 19, 33, 234 and 245 of Submission No. 2 to address the Staff’s comment. The Company advises the Staff that it is negotiating certain revisions to that certain Amended and Restated Plan of Merger by and among the Company, Babylon Acquisition Corp and Higi SH Holdings Inc. (the “Higi Agreement”). As such, it intends to file the Higi Agreement by amendment to the Registration Statement as indicated on page I-1 of Submission No. 2.

Basis of Pro-Forma Presentation

12. We note your table on page 20 which discloses potential ownership following the closing of the Business Combination. Please add a footnote to the table or provide additional narrative disclosure to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming (i) exercise and conversion of all options or warrants outstanding held by the sponsor and (ii) including shares purchased by the sponsor in the PIPE Investment. In addition, we note your disclosure states that assuming the maximum redemption, “Alkuri Stockholders will own approximately 2.0% of the outstanding Babylon Shares.” However, your table shows Alkuri Public Shares at “0%” and Sponsor Shares at “2%.” Please correct this inconsistency or otherwise advise.

Response to Comment 12:

The Company has revised the disclosure on page 21 of Submission No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 6, 2021

Risk Factors

13. Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 13:

The Company has added a new risk factor on pages 94 and 95 of Submission No. 2 to address the Staff’s comment.

14. Please revise to add a risk factor on the material dilution Alkuri stockholders may experience as a consequence of the proposed Business Combination, both on a no redemption and maximum allowable redemption basis. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response to Comment 14:

The Company has added a new risk factor on page 40 of Submission No. 2 to address the Staff’s comment.

Security breaches and incidents, loss of data and other disruptions could compromise sensitive information

15. Please tell us whether you have experienced any material security breaches or incidents, loss of data, or other disruptions to or interruption of your systems. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management.

Response to Comment 15:

The Company has not experienced material security breaches or incidents, loss of data, or other disruptions to or interruption of its systems. The Company has revised the disclosure on page 87 of Submission No. 2 to address the Staff’s comment regarding the nature of the role of the board of directors of Babylon Holdings in overseeing cybersecurity risk management.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements

16. We note your disclosure stating that, as an emerging growth company, you elected to take advantage of the extended transition period under the JOBS Act of certain accounting standards. This election under Section 102(b)(2) of the JOBS Act is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-4 and Question 34 of our

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August 6, 2021

“Jumpstart Our Business Startups Act Frequently Asked Questions—Generally Applicable Questions on Title I of the JOBS Act” dated December 21, 2015. Please revise your statements here and throughout your document to be consistent with the applicable guidance.

Response to Comment 16:

The Company has revised the disclosure on pages 92 and F-83 of Submission No. 2 to address the Staff’s comment.

Proposal One—The Business Combination Proposal Background of the Business Combination

17. We note your disclosure on page 122 that the first draft of the LOI contained an “earnout opportunity for Babylon,” which appears to indicate the proposed earnout was made available to all existing shareholders of Babylon. However, we note the actual, agreed upon Earnout appears to only be made available to: (i) the Founder and (ii) the Sponsor. Please revise your disclosure throughout this section to provide greater detail discussing how the negotiations evolved around this key term, including describing how the individuals entitled to the earnout were decided.

Response to Comment 17:

The Company has revised the disclosure on pages 118 and 119 of Submission No. 2 to address the Staff’s comment.

18. Please expand your discussion with respect to each of the two Potential Targets Alkuri provided a letter of intent with respect to a business combination. In these instances, disclose the general industry of the Potential Target and the timing of the exchanges of any initial offers and counter offers, if applicable.

Response to Comment 18:

The Company has revised the disclosure on page 116 of Submission No. 2 to address the Staff’s comment.

19. We note Jefferies appeared to provide Alkuri valuation analysis based on comparable companies of Babylon. Please revise your disclosure to identify all peer companies, including the broader spectrum of potential peer companies disclosed on page 113.

Response to Comment 19:

The Company has revised the disclosure on pages 5, 117, 118, 119 and 120 of Submission No. 2 to address the Staff’s comment.

20. Please indicate how the combined company’s super-voting corporate governance structure compares to Babylon’s corporate governance structure. For example, disclose whether Dr. Ali Parsadoust and his affiliates will have more votes or other rights in the combined company than he currently has in Babylon.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 20:

The Company advises the Staff that Dr. Parsadoust currently exercises majority control of Babylon Holdings, current corporate structure, but he remains subject to certain contractual provisions under the Company’s shareholder agreement that require certain corporate actions such as majority approvals of other investors for key activities. Such shareholder agreement will terminate concurrently with the proposed merger, following which Dr. Parsadoust will hold Class B shares with greater voting control than he currently has. The Company respectfully submits that disclosure of Dr. Parsadoust’s existing influence prior to the transaction is not material to the shareholders of Alkuri to which the investment and voting decisions of the Registration Statement pertain. The decision to provide increased influence by Dr. Parsadoust upon listing is independent of the decisions of the Alkuri shareholders.

21. We note your disclosure that during the course of negotiations, the number of Earnout Shares available was increased to “40,000,000 Earnout Shares (which were ultimately divided into 38,800,000 Stockholder Earnout Shares and 1,200,000 awards to be issued to management under a long-term incentive plan to be adopted by Babylon Holdings in connection with the Business Combination).” We note that elsewhere throughout the registration statement, you disclose the number of Sponsor Earnout Shares as 1,293,750 Babylon Class A Shares. Please correct this inconsistency or otherwise advise. In addition, we note your disclosure on the prospectus cover page that the “Sponsor Earnout Shares” are “1,293,750 Babylon Class A Shares that the Sponsor would otherwise receive as consideration for the Business Combination,” issued to the Sponsor. Please clarify the meaning of your statement regarding what the Sponsor “would otherwise receive as consideration for the Business Combination.”

Response to Comment 21:

The Company respectfully advises the Staff that references to 1,200,000 shares addressed the portion of the Earnout Shares that are committed for issuance under the earnout to the Babylon’s management. The reference to 1,293,750 Sponsor Earnout Shares is the earnout that applies to the Sponsor (i.e., Alkuri Sponsor LLC). Accordingly, the Company respectfully submits that the referenced information is correct as presented in the Registration Statement.

Unaudited Projected Financial Information

22. Please address the following regarding the key elements of the projections provided by management of Babylon Holdings to Alkuri as presented on page 123: Please expand your disclosures to address how management and the Board determined the reasonableness of the projections. Discuss the extent to which alternative scenarios or viewpoints with higher or lower revenue and expense projections were provided or considered and the extent to which the probability of achieving these projections was assessed. Revise to explain in greater detail how projected cost of revenues was determined. More clearly disclose how the acquisition of Higi was considered in these projections.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 22:

The Company has revised the disclosure on page 129 of Submission No. 2 to address the Staff’s comment. As noted in the responses to Comment 36 and Comment 39, the Company changed its accounting policy for expense classifications and does not separately present cost of revenues in the Consolidated Statement of Profit and Loss. This change in accounting policy was not reflected in the classification of expenses in the projections provided by management of Babylon Holdings to Alkuri.

Interests of Certain Persons in the Business Combination

23. We note that Jefferies is entitled to deferred underwriting commissions upon consummation of Alkuri’s initial business combination for services rendered in connection with Alkuri’s IPO and we note from Alkuri’s IPO registration statement on Form S-1 filed December 30, 2020, that Jefferies agreed to waive their rights to their deferred underwriting commission held in the trust account in the event Alkuri does not complete its initial business combination. Please disclose these facts and quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination including, if applicable, with respect to its role as financial advisor and placement agent for the PIPE Investment, where appropriate throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Jefferies’ interest in the consummation of the Business Combination and the financial information and analyses Jefferies provided to Alkuri’s board of directors who used such information to render their recommendation to approve the Business Combination. For guidance, refer to CF Disclosure Guidance: Topic No. 11

Response to Comment 23:

The Company has revised the disclosure on pages 42, 129 and 130 of Submission No. 2 to address the Staff’s comment.

24. We note your disclosure that Citi and Andrea Partners LP acted as investment banks for Babylon Holdings and it appears that Citi is acting as a co-lead placement agent on the PIPE Investment. Please disclose the material fees for such services. For guidance, refer to CF Disclosure Guidance: Topic No. 11.

Response to Comment 24:

The Company has revised the disclosure on pages 120 and 130 of Submission No. 2 to address the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations

25. Please revise your disclosure here and elsewhere to clarify that it addresses the material U.S. federal income tax considerations as opposed to “certain” material U.S. federal income tax considerations.

Response to Comment 25:

The Company has revised the disclosure on page 158 of Submission No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 6, 2021

26. We note your disclosure that the transaction is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

Response to Comment 26:

In response to the Staff’s comment, the Company advises the Staff that it has reviewed its disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and Item 601(b)(8) of Regulation S-K and the guidance provided by Staff Legal Bulletin No. 19. The Company submits that it is unable to provide disclosure regarding the expectation of the parties as to whether the Business Combination will be tax-free to U.S. holders because, as specifically described in the disclosure as currently drafted, it is unclear whether the Business Combination will qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code, as amended (“Section 368”). As specifically described in the disclosure as currently drafted, the qualification of the Business Combination as a “reorganization” within the meaning of Section 368 is unclear because of inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the Business Combination, including facts that cannot be known in advance of the closing of the Business Combination.

The Merger Agreement reflects this uncertainty. Section 11.20 of the Merger Agreement specifically provides that the qualification of the Business Combination as a “reorganization” within the meaning of Section 368 is not a condition to the closing of the Business Combination and that no tax opinion of counsel is being given regarding such qualification.

The Staff’s comment notes that if the Company were to provide disclosure that the parties expect the Business Combination to qualify as a “reorganization” within the meaning of Section 368 (which the Company has not, and as described above, is unable to), an opinion of counsel would be required regarding the qualification of the Business Combination as a “reorganization” within the meaning of Section 368. The Company submits that no opinion of counsel is required in respect of the disclosure as currently drafted because, in accordance with Section III.C.1 of Staff Legal Bulletin No. 19, such disclosure:

•	States clearly that counsel is unable to opine on whether the Business Combination qualifies as a “reorganization” within the meaning of Section 368;

•	Provides the reason for the counsel’s inability to opine on such qualification (citing both specific unknown facts and specific areas of legal unclarity); and

•	Discusses the treatment to investors both if the Business Combination were to qualify as a “reorganization” within the meaning of Section 368 and if it were not to.

U.S. Securities and Exchange Commission

August 6, 2021

Babylon’s Business

27. We note your risk factor disclosure on page 15 that your “revenue sources are highly concentrated, and the loss of any material contracts could have a material adverse effect on [Babylon Holdings] business, financial condition and results of operations.” Please revise your disclosure in the “Babylon’s Business” section to identify and describe the material contracts and file the agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response to Comment 27:

The Company has revised the disclosure on pages 16, 36 and 54 of Submission No. 2 to clarify that the referenced customer agreements are not material contracts for the purposes of Regulation S-K. The Company advises the Staff that it considered the provisions of Regulation S-K Item 601(b)(10) in evaluating whether additional disclosure of specific contracts would be appropriate. As indicated on page 54, for the three months ended March 31, 2021, the Company had five contracts that represented more than 10% of revenue and the top ten customers represented 95% of total revenue. All of these contracts are “such as ordinarily accompanies the kind of business conducted” by the Company, but none are contracts on which the Company’s “business is substantially dependent” within the meaning of Regulation S-K Item 601(b)(10)(ii)(B). Additionally, the Company expects increased diversification of its revenue as it is rapidly signing new customer contracts, and such trend is indicated elsewhere in the Registration Statement. However, given the timing of the revenue recognition related to those multi-period contracts, that diversification will not be reflected in the Company’s historical financial statements until later in 2021 or 2022. Notwithstanding the foregoing, none of the Company’s current contracts would represent the major part of the Company’s services performed in 2021. Accordingly, the Company respectfully submits that none of its customer contracts should be disclosed pursuant to Regulation S-K Item 601(b)(10).

Separately, the Company respectfully advises that Staff that the term “Material Contracts” is used in the Merger Agreement as a defined term that is more expansive than as provided in the provisions of Regulation S-K Item 601(b)(10). Accordingly, the remaining references in the Registration Statement pertain to such definition.

Overview

28. We note your disclosure that: your members have given you “over 90% four- and five- star ratings in countries including in the United Kingdom (95%), the United States (98%) and Rwanda (91%). you received a 97% quality score from the United Kingdom’s National Health Service, or NHS. Babylon GP at Hand received an overall “Good” rating from the Care Quality Commission, or CQC. Babylon Healthcare Services Limited received a “good” overall rating from the CQC with an “outstanding” in the “well-led” domain. Please explain what the different ratings mean, how they are calculated, and the categories of ratings available.

Response to Comment 28:

The Company has revised the disclosure on pages 186 and 198 of Submission No. 2 to address the Staff’s comment.

29. We note you “have delivered up to 35% acute care cost savings and 25% fewer emergency room visits among our members.” Please amend your disclosure to briefly describe how “acute care costs savings” and “fewer emergency room visits” are calculated. Potential investors should understand the basis for these statements and the limitations of the data on which they are based.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 29:

The Company has revised the disclosure on page 186 of Submission No. 2 to address the Staff’s comment.

Proven & Highly-Scalable Care Delivery Model

30. We note your graphics on the top of page 183 contains an x-axis titled, “Scalability(2).” Please revise your disclosure to include narrative disclosure regarding how “Scalability” is measured and include footnote (2) beneath the chart.

Response to Comment 30:

The Company has revised the disclosure on page 192 of Submission No. 2 to address the Staff’s comment.

Purpose-Built, Tech-Enabled & AI-Powered

31. We note your disclosure here that “[you] are also able to license [y]our technology to third parties, giving [you] an additional, highly-profitable revenue stream.” Please provide your basis for the claim that this revenue stream is “highly-profitable” or otherwise advise. We note your risk factor disclosure on page 44 where you disclose your history of net losses.

Response to Comment 31:

The Company has revised the disclosure on page 191 of Submission No. 2 to address the Staff’s comment.

Sales and Marketing

32. We note your disclosure here that, “[you] have a robust near-term contract pipeline totaling approximately $3.6 billion ARR, constituting primarily VBC contracts by value.” Please define “ARR” at first use and provide additional disclosure describing how you arrived at this figure. In addition, please quantify how much of your pipeline consists of VBC contracts by value and clearly disclose that revenue from VBC contracts are subject to the achievement of performance metrics and healthcare cost savings or otherwise advise.

Response to Comment 32:

The Company has revised the disclosure on page 199 of Submission No. 2 to address the Staff’s comment.

Intellectual Property

33. Briefly expand your discussion here to disclose the status of intellectual property that is material to your portfolio and identify the specific item to which it is material. For example, please revise your disclosure to provide (i) the specific products, product groups and technologies to which such patents relate; (ii) the type of patent protection and (iii) the specific material foreign jurisdictions covered.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 33:

The Company has revised the disclosure on pages 200 and 201 of Submission No. 2 to address the Staff’s comment.

Medical Device Regulation

34. Please revise your disclosure to clarify whether any of your technology qualifies as a medical device in the U.K. and any other material jurisdictions, and if so, the relevant regulatory process that you undertook to commercialize your technology. For example, we refer to your website that states that Babylon is regulated in the EEA, with the Triage symptom checker CE-marked under the European Union’s medical device regulatory framework.

Response to Comment 34:

The Company has revised the disclosure on page 208 of Submission No. 2 to address the Staff’s comment.

Babylon’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues

35. You disclose that your capitated revenues are recognized based on the estimated payment per member per month (PMPM) earned, net of certain adjustments. You disclose that PMPM fees can fluctuate based on acuity of the individual enrollee. You also disclose that certain third party contracts include a Medicare Part D payment subject to risk sharing. Please revise to address the following regarding these and other similar adjustments to your PMPM fees:

● Revise your MD&A as well as your financial statements to explain in greater detail about each of the risk adjustment and rebate types, providing quantification of each type of adjustment separately to the extent it is material to the financial statements, in a manner that reconciles back to your total capitation revenue.

● Revise your Business section to more clearly disclose how each type of these adjustments is determined and affects your particular business model.

● Revise your MD&A to quantify these adjustments.

● Revise to identify and explain the trends experienced in each type of adjustment for the periods presented.

● Revise to quantify the percentage of your capitation arrangements which include a Medicare Part D component.

Response to Comment 35:

The Company has revised the disclosure on page 220 to address the Staff’s comment.

U.S. Securities and Exchange Commission

August 6, 2021

The Company respectfully submits that, as discussed in the notes to the financial statements of Babylon Holdings, a portion of its capitated revenues are variable as the contracts contain provisions for performance-based incentives, performance guarantees and risk shares where amounts received are dependent upon factors such as quality metrics, member-specific attributes, and healthcare service costs. Any variable amounts recognized in the financial statements for the periods ending December 31, 2020 were immaterial due to the constraints that the Company considers in accordance with IFRS 15 - Revenue Recognition when recognizing variable revenue and the fact that these variable amounts primarily relate to Value Based Care Services that commenced in the fourth quarter of 2020. Given these variable amounts were only earned commencing the fourth quarter of 2020, the Company did not have any material adjustments to any variable amounts that were recorded in the periods ending December 31, 2021. The Company expects to provide additional quantification disclosures relating to these variable amounts in future filings to the extent the amounts earned and/or adjustments are material.

The Company does not have any contracts that include a Medicare Part D payment.

Cost of Care Delivery

36. Revise this section to more clearly identify the extent to which it includes all direct costs of all revenue streams. Clarify whether it includes all direct technology costs of revenues. To the extent there are direct costs of revenues included in your line item titled R&D and Technology expenses, tell us how you considered whether such amounts should be separately reported on your Consolidated Statement of Profit and Loss.

Response to Comment 36:

The Company has revised the disclosure on page 220 to address the Staff’s comment.

The Company respectfully advises the Staff that it does not separately present direct costs of revenue. As noted in the Company’s financial statements for 2020, following the start of the VBC (Value-Based Care) revenue stream, the Company’s management reviewed the presentation of the consolidated statement of profit and loss and considered whether it continues to provide relevant and reliable information to stakeholders. It concluded that there should be an update to how certain expenses were classified and therefore the Company has changed its accounting policy for expense classifications by relevant function. In applying this accounting policy, the Company concluded that R&D and Technology is one of its relevant functions and any direct technology costs of revenue would be presented within R&D and Technology expenses. This conclusion reflected the Company’s review of the presentation approach used by some of our Selected Peer Companies including Oak Street Health, Inc., Signify Health, Inc and 1Life Healthcare, Inc. (One Medical).

37. In order to provide financial statement users with information to facilitate better understanding of the amount, timing, and uncertainty of cash flows arising from capitation contracts and the development of the related liability for unpaid claims estimates, please revise Management’s Discussion and Analysis (MD&A) to address the following: Revise to disclose your claims development in a tabular format, as of the date of the latest audited balance sheet date, by health event year, including separate information about both of the following on a net basis after risk mitigation through your provider excess loss insurance:

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August 6, 2021

•	Incurred claims

•	Paid claims

Revise to discuss the range of adjustments made during the periods presented, identifying any trends experienced.

Response to Comment 37:

As discussed in Response to Comment 35, the Company commenced Value Based Care Services in the fourth quarter of 2020. As a result, the Company only began to recognize unpaid claims expense commencing in the fourth quarter of 2020. All of the Company’s claims relate to the three-month health event period ended December 31, 2020, and the Company did not have any material adjustments to any amounts that were recorded in the periods ended December 31, 2020. The Company expects to provide additional quantification disclosures relating to its unpaid claims estimates in future filings.

38.Revise to clearly disclose your methodology for determining whether any of your capitation arrangements are loss contracts and how this would affect your accounting for these arrangements. Clearly disclose the extent to which any of your contracts were deemed to be loss contracts during the periods presented, including quantification of the amounts involved. If so, discuss the trends experienced and your expectation for future periods based on those trends. Tell us how you factor in the professional service corporation revenue and expenses when determining and evaluating the profitability of your capitation and fee for service arrangements. Revise your MD&A to explain how you considered the consolidated cost of medical services provided your professional service corporation (separately from your third-party healthcare claims expense) when evaluating the profitability of your capitation and fee for service arrangements, addressing how you identify and account for loss contracts.

Response to Comment 38:

Absent authoritative industry guidance, the Company considers guidance in the Premium Deficiency Reserves Discussion Paper (Dated March 2007) (the “PDR Paper”), which includes discussion surrounding Premium Deficiency Reserves and references to Statement of Statutory Accounting Principles No. 54 - Individual and Group Accident and Health Contracts. In accordance with this guidance, when the expected claims payments or incurred costs, claim adjustment expenses and administration costs exceed the premiums to be collected for the remainder of a contract period, a premium deficiency reserve is recognized for the Company’s capitation agreements. Revenues and expenses relating to the Company’s professional service corporations were not material to its capitation arrangements for any period up to and including December 31, 2020. None of the Company’s contracts were determined to be onerous contracts for any periods presented. The Company has revised the disclosure on page 222 to address the Staff’s comment.

Results of Operations—Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019, page 211

39. Revise this section as well as your “Key Components of Our Results of Operations” section on page 211 to discuss how the cost of revenues and resulting gross margins varies for your different revenue streams. More clearly discuss the trends in your cost of revenues and resulting gross margins for your different revenue streams, particularly given your recent growth.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 39:

The Company has revised the disclosure on pages 221 and 222 of Submission No. 2 to address the Staff’s comment.

The Company respectfully submits that it does not separately present direct cost of revenue or gross margin in its consolidated financial statements either at a consolidated level or by different revenue stream. As noted in the Company’s financial statements, in 2020, following the start of the VBC (Value-Based Care) revenue stream, management reviewed the presentation of the consolidated statement of profit and loss and considered whether it continues to provide relevant and reliable information to stakeholders. It was concluded that there should be an update to how certain expenses were classified and therefore the Company has changed its accounting policy for expense classifications by relevant function. This conclusion reflected the Company’s review of the presentation approach used by some of our Selected Peer Companies including Oak Street Health, Inc., Signify Health, Inc and 1Life Healthcare, Inc. (One Medical).

40. Revise this section as well as elsewhere in your document as appropriate to more clearly quantify and describe the impact of the COVID-19 pandemic on your revenues and cost of revenues. Discuss the extent to which you believe the demand for digital services will continue to grow at the same pace when the pandemic is over.

Response to Comment 40:

The Company has revised the disclosure on page 224 to address the Staff’s comment.

Comparison of Rights of Babylon Shareholders and Alkuri Stockholders, page 266

41. We note your disclosure that the statements in this section are qualified in their entirety by reference to, and are subject to, the Jersey Companies Law and the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise

Response to Comment 41:

The Company has revised the disclosure on page 279 to address the Staff’s comment.

Consolidated Financial Statements of Babylon Holdings Limited

Basis of consolidation, page F-8

42. Revise to address the following regarding the consolidated structured entities, such as professional service corporations:

•	Revise to describe the agreements by which you determined that you have control over the structured entities.

U.S. Securities and Exchange Commission

August 6, 2021

•

Revise to describe how you assessed the voting rights and contractual rights of all relevant parties and your purchase options to acquire additional equity interests in entities that you have an existing shareholder interest when determining that you have power and control over an entity, and explain how you assessed whether there were any substantive participating rights held by other shareholders that might preclude consolidation based on the guidance of IFRS 10.

•

Revise your footnotes as well as your MD&A to quantify the number of medical practices and professional service corporations that you consolidate via agreement separately from the number consolidated based on stock ownership.

•

Provide summary financial data for the practices which are consolidated based on management agreements, including revenues, expenses, assets, and liabilities. Revise your list of subsidiaries and associates on page F-33 to clearly identify which of the structured entities you consolidate on a basis other than voting rights.

Response to Comment 42:

•	Revise to describe the agreements by which you determined that you have control over the structured entities.

The Company has revised the disclosure on pages 229, 230 and F-8 of Submission No. 2 to address the Staff’s comment.

•

Revise to describe how you assessed the voting rights and contractual rights of all relevant parties and your purchase options to acquire additional equity interests in entities that you have an existing shareholder interest when determining that you have power and control over an entity, and explain how you assessed whether there were any substantive participating rights held by other shareholders that might preclude consolidation based on the guidance of IFRS 10.

The Company has revised the disclosure on pages 230 and F-8 of Submission No. 2 to address the Staff’s comment.

•

Revise your footnotes as well as your MD&A to quantify the number of medical practices and professional service corporations that you consolidate via agreement separately from the number consolidated based on stock ownership.

The Company has revised the disclosure on pages 230 and F-34 of Submission No. 2 to address the Staff’s comment.

•

Provide summary financial data for the practices which are consolidated based on management agreements, including revenues, expenses, assets, and liabilities. Revise your list of subsidiaries and associates on page F-33 to clearly identify which of the structured entities you consolidate on a basis other than voting rights.

U.S. Securities and Exchange Commission

August 6, 2021

The Company has reviewed the disclosure requirements in IFRS 10, Consolidated Financial Statements, and believes its disclosures as presented meet the referenced reporting requirements; however, the Company acknowledges that this may provide useful information. As such, the Company has revised the disclosure on page 230 of Submission No. 2 to provide summary financial data for the professional services corporation which are consolidated based on management agreements and expects to provide summary financial data in future fillings.

The Company has revised the disclosure on pages 230 and F-34 of Submission No. 2 to clearly identify which of the professional services we consolidate on a basis other than voting rights.

Grant Income, page F-12

43. Revise to provide a rollforward of your deferred grant income liability which separately quantifies grants received and grants released for each of the periods presented. Clearly quantify the amount of grant income reported as revenue as well as the amount reported as a reduction in R&D and technology expenses.

Response to Comment 43:

The Company has revised the disclosure on page F-13 of Submission No. 2 to clarify that substantially all of the amortization related to grants received in 2020 and prior years will commence in 2021. The Company recognized approximately $120,000 of income related to grants in the statement of profit and loss for the year ended December 31, 2020, which the Company considers to be immaterial. The Company expects to provide a rollforward of the deferred grant income liability in future filings.

Claim expenses and claims payable, page F-14

44. Revise to provide a rollforward of claims payable for each period presented that separately quantifies claims expense and claims paid. Clearly disclose the line item of your Consolidated Statement of Profit and Loss in which claims expense is included.

Response to Comment 44:

The Company has revised the disclosure on page 225 of Submission No. 2 to address the Staff’s comment surrounding the quantification of claims expense and claims paid and F-14 of Submission No. 2 to clearly disclose the line item in our consolidated statement of profit and loss in which claims expense is included. The Company expects to include a rollforward of claims payable that separately quantifies claims expense and claims paid in its future filings when it has additional periods of claims activity.

Trade receivable, page F-18

45. Revise to provide a rollforward for your Trade receivable on a gross basis. Also, provide rollforwards of your allowance for doubtful accounts as well as your allowance for contractual adjustments.

U.S. Securities and Exchange Commission

August 6, 2021

Response to Comment 45:

The Company has revised the disclosure on page F-18 of Submission No. 2 to address the Staff’s comment by providing further clarification that our historical allowance for doubtful accounts is not material.

Further, as disclosed in Note 16, the Company and its subsidiaries (the “Group”), has performed a recoverability assessment of its outstanding trade and other receivables at the reporting date and concluded that the expected credit loss as of December 31, 2020 is immaterial (2019: $0). As discussed in the response to Comment 35, the Company has not recognized any material contractual adjustments for the reporting periods ended December 31, 2020 or December 31, 2019. The Company has reviewed applicable disclosure requirements, including IFRS 15, Revenue from Contracts with Customers, and based on the extent of disclosures in pages F-18 and F-36 of Submission No. 2, we believe our disclosures as presented meet the referenced reporting requirements.

Note 14. Intangible assets and Goodwill, page F-30

46. You disclose on page F-32 that certain development costs were impaired by $6,436,000 in 2020, “mainly as a result of projects no longer being viable.” Revise this note as well as your MD&A to more clearly describe the nature of the development costs impaired in 2020, including the nature of the related projects and why they were determined to be no longer viable.

Response to Comment 46:

The Company has revised the disclosure on pages 225 and F-32 to address the Staff’s comment.

General

47. Please clarify whether the company will be a “controlled company” under the definition of the Nasdaq stock exchange following the consummation of the Business Combination and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure on page 8 and 121 that you will be a “founder-controlled company” after the Business Combination and “Dr. Parsadoust will hold 70% of the voting power of Babylon’s outstanding ordinary shares following Closing.”

Response to Comment 47:

The Company respectfully advises the Staff that, while it expects Dr. Parsadoust as a holder of the Class B Shares to collectively represent more than a majority of the combined voting power of the Company’s ordinary shares outstanding immediately following the proposed transaction, it does not intend to use the related exemptions to governance rules. The Company has revised the disclosure on the cover page of the prospectus and pages 4 and 98 to address the Staff’s comment.

48. For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to Babylon as a company that: (i) “provide[s] best-in-class virtual care, in-person medical care and post-care offerings” on pages 4 and 118; (ii)

U.S. Securities and Exchange Commission

August 6, 2021

“provide[s] best-in-class care for our members across the care continuum” on page 180; and (iii) “a leading digital-first, value-based care company” on pages 1, 169 and 177.

Response to Comment 48:

The Company has revised the disclosure on pages 5, 124 and 188 to address Staff’s comment. The Company supplementally advises the Staff that its position as a leader is supported by multiple metrics such as regional representations, funding amount and total revenue compared to its peers as indicated in the material supplementally provided herewith as Appendix I to be submitted to the Staff under separate cover. Pursuant to Securities Act Rule 418, Appendix I shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of Appendix I to the Company.

U.S. Securities and Exchange Commission

August 6, 2021

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (202) 973-8823 or mlabriola@wsgr.com.

Respectfully Submitted,

Wilson Sonsini Goodrich & Rosati, P.C.

/s/ Michael Labriola
Michael C. Labriola

cc:	Ali Parsadoust, Babylon Holdings Limited

Charlie Steel, Babylon Holdings Limited

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.

Appendix provided separately